Free Writing Prospectus pursuant to Rule 433 dated August 3, 2020

Registration Statement No. 333-239610

S&P 500® Index-Linked Notes due

OVERVIEW

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date is based on the performance of the S&P 500® Index as measured from the trade date to and including the determination date, and whether a trigger event has occurred. A trigger event will occur if, on any day during the observation period (the period from but excluding the trade date to and including the determination date), the closing level of the underlier is less than between 86.32% and 83.95% (set on the trade date) of the initial underlier level. If a trigger event occurs, you will receive a positive return for each $1,000 face amount of your notes if the final underlier level is greater than between 86.32% and 83.95% of the initial underlier level. If a trigger event occurs and the final underlier level declines by more than between 13.68% and 16.05% (set on the trade date) from the initial underlier level, the return on your notes will be negative.

If a trigger event has not occurred and the final underlier level is less than the initial underlier level, but not by more than between 13.68% and 16.05%, the return on your notes will be positive and will equal the absolute value of the underlier return. The underlier return is the increase or decrease in the final underlier level from the initial underlier level. For example, if the underlier return is -10%, the absolute value of the underlier return will be +10%. If a trigger event has not occurred and the final underlier level is equal to or greater than the initial underlier level, the return on your notes at maturity will be zero and you will receive $1,000 for each $1,000 face amount of your notes.

If a trigger event has occurred and the final underlier level is greater than between 86.32% and 83.95% of the initial underlier level, the return on your notes will be positive and will equal the participation rate of between approximately 115.85% and approximately 119.12% (set on the trade date) times the underlier return plus between 13.68% and 16.05%.

If a trigger event has occurred and the final underlier level declines by more than between 13.68% and 16.05% from the initial underlier level, the return on your notes will be negative and you will lose between approximately 1.1585% and approximately 1.1912% of the face amount of your notes for every 1% that the final underlier level has declined below between 86.32% and 83.95% of the initial underlier level. You could lose a significant portion of the face amount of your notes.

You should read the accompanying preliminary pricing supplement dated August 3, 2020, which we refer to herein as the accompanying preliminary pricing supplement, to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc.

KEY TERMS
CUSIP/ISIN:	40057CM40 / US40057CM409
Company (Issuer):	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Underlier:	the S&P 500® Index (current Bloomberg symbol: “SPX Index”)
Trade date:
Settlement date:	expected to be the fifth scheduled business day following the trade date
Determination date:	expected to be between 18 months and 21 months following the trade date
Stated maturity date:	expected to be the second scheduled business day following the determination date

Hypothetical Payment Amount At Maturity Hypothetical Payment Amount At Maturity
Hypothetical Final Underlier Level (as a % of the Initial Underlier Level)	Hypothetical Payment Amount at Maturity (as a % of Face Amount)
	Trigger Event Has Not Occurred	Trigger Event Has Occurred
200.000%	100.000%	231.696%
175.000%	100.000%	202.734%
150.000%	100.000%	173.772%
125.000%	100.000%	144.810%
100.000%	100.000%	115.848%
95.000%	105.000%	110.056%
90.000%	110.000%	104.263%
86.320%	113.680%	100.000%
75.000%	N/A	86.886%
60.000%	N/A	69.509%
40.000%	N/A	46.339%
20.000%	N/A	23.170%
0.000%	N/A	0.000%

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

Payment amount at maturity (for each $1,000 face amount of your notes):

•if a trigger event has not occurred:

oif the final underlier level is equal to or greater than the initial underlier level, $1,000;

oif the final underlier level is less than the initial underlier level but equal to or greater than between 86.32% and 83.95% of the initial underlier level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the absolute value of the underlier return; or

•if a trigger event has occurred:

oif the final underlier level is equal to or greater than between 86.32% and 83.95% of the initial underlier level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the participation rate of approximately 115.85% and approximately 119.12% times (c) the sum of the underlier return plus between 13.68% and 16.05%; or

oif the final underlier level is less than between 86.32% and 83.95%, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the participation rate of between approximately 115.85% and approximately 119.12% times (c) the sum of the underlier return plus between 13.68% and 16.05%

Initial underlier level:	to be determined on the trade date and may be higher or lower than the actual closing level of the underlier on that date
Final underlier level:	the closing level of the underlier on the determination date
Underlier return:	the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a percentage
Trigger event:	the closing level of the underlier has declined, as compared to the initial underlier level, by more than between 13.68% and 16.05% on any trading day during the observation period
Participation rate:

the quotient of the initial underlier level divided by between 86.32% and 83.95% of the initial underlier level, which is expected to be equal to between approximately 115.85% and approximately 119.12%

Observation period:	the period from but excluding the trade date to and including the determination date
Estimated value range:	$950 to $980 (which is less than the original issue price; see accompanying preliminary pricing supplement)

About Your Notes

GS Finance Corp. and The Goldman Sachs Group, Inc. have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement, underlier supplement no. 10, general terms supplement no. 8,671 and preliminary pricing supplement listed below) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, underlier supplement no. 10, general terms supplement no. 8,671 and preliminary pricing supplement, and any other documents relating to this offering that GS Finance Corp. and The Goldman Sachs Group, Inc. have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at sec.gov. Alternatively, we will arrange to send you the prospectus, prospectus supplement, underlier supplement no. 10, general terms supplement no. 8,671 and preliminary pricing supplement if you so request by calling (212) 357-4612.

The notes are part of the Medium-Term Notes, Series E program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This document should be read in conjunction with the following:

•	Preliminary pricing supplement dated August 3, 2020
•	General terms supplement no. 8,671 dated July 1, 2020
•	Underlier supplement no. 10 dated July 27, 2020
•	Prospectus supplement dated July 1, 2020
•	Prospectus dated July 1, 2020

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

RISK FACTORS

An investment in the notes is subject to risks. Many of the risks are described in the accompanying preliminary pricing supplement, accompanying general terms supplement no. 8,671, accompanying underlier supplement no. 10, accompanying prospectus supplement and accompanying prospectus. Below we have provided a list of certain risk factors discussed in such documents. In addition to the below, you should read in full “Additional Risk Factors Specific to Your Notes” in the accompanying preliminary pricing supplement, “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 8,671, “Additional Risk Factors Specific to the Notes” in the accompanying underlier supplement no. 10, as well as the risks and considerations described in the accompanying prospectus supplement and accompanying prospectus.

The following risk factors are discussed in greater detail in the accompanying preliminary pricing supplement:

▪

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

▪	The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor
▪	You May Lose Your Entire Investment in the Notes
▪	The Potential for the Value of Your Notes to Increase Will Be Limited if a Trigger Event Does Not Occur
▪	Your Notes Do Not Bear Interest
▪	You Have No Shareholder Rights or Rights to Receive Any Underlier Stock
▪	We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price
▪	The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors
▪

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

▪	Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future
▪

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

The following risk factors are discussed in greater detail in the accompanying general terms supplement no. 8,671:

▪
▪	If the Value of an Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner
▪	The Return on Your Notes Will Not Reflect Any Dividends Paid on Any Underlier, or Any Underlier Stock, as Applicable
▪	Other Investors in the Notes May Not Have the Same Interests as You
▪

Anticipated Hedging Activities by Goldman Sachs or Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

▪	Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients Could Negatively Impact Investors in the Notes
▪	Goldman Sachs’ Market-Making Activities Could Negatively Impact Investors in the Notes
▪

You Should Expect That Goldman Sachs Personnel Will Take Research Positions, or Otherwise Make Recommendations, Provide Investment Advice or Market Color or Encourage Trading Strategies That Might Negatively Impact Investors in the Notes

▪

Goldman Sachs Regularly Provides Services to, or Otherwise Has Business Relationships with, a Broad Client Base, Which May Include the Sponsors of the Underlier or Underliers or Constituent Indices, As

Applicable, or the Issuers of the Underlier Stocks or Other Entities That Are Involved in the Transaction
▪	The Offering of the Notes May Reduce an Existing Exposure of Goldman Sachs or Facilitate a Transaction or Position That Serves the Objectives of Goldman Sachs or Other Parties
▪	Past Performance is No Guide to Future Performance
▪	Your Notes May Not Have an Active Trading Market
▪	The Calculation Agent Will Have the Authority to Make Determinations That Could Affect the Market Value of Your Notes, When Your Notes Mature and the Amount, If Any, Payable on Your Notes
▪

The Policies of an Underlier Sponsor, if Applicable, and Changes that Affect an Underlier to Which Your Notes are Linked, or the Constituent Indices or Underlier Stocks Comprising Such Underlier, Could Affect the Amount Payable on Your Notes and Their Market Value

▪	The Calculation Agent Can Postpone the Determination Date, Averaging Date, Call Observation Date or Coupon Observation Date If a Market Disruption Event or Non-Trading Day Occurs or Is Continuing
▪	Certain Considerations for Insurance Companies and Employee Benefit Plans

The following risk factors are discussed in greater detail in the accompanying underlier supplement no. 10:

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

▪

Except to the Extent The Goldman Sachs Group, Inc. is One of the Companies Whose Common Stock Comprises an Underlier, and Except to the Extent That We or Our Affiliates May Currently or in the Future Own Securities of, or Engage in Business With, the Applicable Underlier Sponsor or the Underlier Stock Issuers, There Is No Affiliation Between The Underlier Stock Issuers or Any Underlier Sponsor And Us

The following risk factors are discussed in greater detail in the accompanying prospectus supplement:

▪	The Return on Indexed Notes May Be Below the Return on Similar Securities
▪	The Issuer of a Security or Currency That Serves as an Index Could Take Actions That May Adversely Affect an Indexed Note
▪	An Indexed Note May Be Linked to a Volatile Index, Which May Adversely Affect Your Investment
▪	An Index to Which a Note Is Linked Could Be Changed or Become Unavailable
▪	We May Engage in Hedging Activities that Could Adversely Affect an Indexed Note
▪	Information About an Index or Indices May Not Be Indicative of Future Performance
▪	We May Have Conflicts of Interest Regarding an Indexed Note

The following risk factors are discussed in greater detail in the accompanying prospectus:

Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements

▪	The application of regulatory resolution strategies could increase the risk of loss for holders of our debt securities in the event of the resolution of Group Inc.
▪	The application of Group Inc.’s preferred resolution strategy could increase the losses incurred by holders of our debt securities.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.